UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Woods Investment Company, Ltd.**

(Name of Issuer)

Common Shares, no par value Special Shares, no par value

(Title of Class of Securities)

(CUSIP Number)***

February 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

Issuer is the successor registrant to Taiwan Liposome Company, Ltd. in connection with a share swap transaction between the two companies. Under Rule 12g-3(a), series B-1 special shares of the Registrant (the “Special Shares”) and the common shares of the Issuer into which the Special Shares are convertible (the “Common Shares”) were deemed to be registered under Section 12(g) of the Exchange Act. On January 27, 2022, the Issuer filed a certification and notice on Form 15 to deregister the Special Shares and Common Shares from Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act.

***	The CUSIP number of the American depositary shares (“ADSs”) of the predecessor registrant was 874038102. All ADSs have been cancelled.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 874038102	Page 2 of 18

(1)	Names of reporting persons TLC Biosciences Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) 00
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 73,505,885 Common Shares
	(8)	Shared voting power
	(9)	Sole dispositive power 73,505,885 Common Shares
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D

CUSIP No. 874038102	Page 3 of 18

(1)	Names of reporting persons Sea Crest Holding Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) 00
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 73,505,885 Common Shares
	(8)	Shared voting power
	(9)	Sole dispositive power 73,505,885 Common Shares
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D

CUSIP No. 874038102	Page 4 of 18

(1)	Names of reporting persons Teal Sea Holding Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D

CUSIP No. 874038102	Page 5 of 18

(1)	Names of reporting persons Chang-Hai Lin*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

*	Mr. Lin is the spouse of Ms. Yu-Hua Lin, another Reporting Person in this joint filing.

SCHEDULE 13D

CUSIP No. 874038102	Page 6 of 18

(1)	Names of reporting persons Yu-Hua Lin*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

*	The spouse of Ms. Lin is Mr. Chang-Hai Lin, another Reporting Person in this joint filing.

SCHEDULE 13D

CUSIP No. 874038102	Page 7 of 18

(1)	Names of reporting persons Chin-Pen Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 8 of 18

(1)	Names of reporting persons Tai-Ping Wu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 9 of 18

(1)	Names of reporting persons Cheng-Hsien Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 10 of 18

(1)	Names of reporting persons Chin-Nu Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 11 of 18

(1)	Names of reporting persons Tien-Huo Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 12 of 18

(1)	Names of reporting persons Yan-Huei Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 13 of 18

(1)	Names of reporting persons Keelung Hong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 14 of 18

(1)	Names of reporting persons George Yeh
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 874038102	Page 15 of 18

EXPLANATORY NOTE

Reference is hereby made to the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2021 (as amended on August 20, 2021, October 20, 2021 and November 11, 2021, and January 7, 2022, the “Schedule 13D”) with respect to the common shares, no par value, and series B-1 shares, no par value, of the Issuer (the “Common Shares”) and the common shares and ADSs of Taiwan Liposome Company, Ltd., the Issuer’s predecessor registrant (“TLC”). TLC has become a wholly-owned subsidiary of the Issuer in a share swap between the two companies, as part of a series of related transactions that would result in, among others, a change of the holding company of the TLC business from Taiwan to Cayman Islands (the “Restructuring”).

This Amendment is being filed by TLC Biosciences Corp., a Cayman Islands company (“TLC Biosciences”); Teal Sea Holding Corp., a Cayman Islands company (“Teal Sea”); Sea Crest Holding Corp., a Cayman Islands company (“Sea Crest”, and together with Teal Sea and TLC Biosciences, the Corporate Owners”); and Chang-Hai Lin, Yu-Hua Lin, Chin-Pen Lin, Tai-Ping Wu, Cheng-Hsien Lin, Chin-Nu Lin, Tien-Huo Che, Yan-Huei Lin, Keelung Hong and George Yeh (the “Individual Owners”). The purpose of this Amendment is to reflect changes in the the interest of the Reporting Persons in the Common Shares subsequent to the most recent filing of the Schedule 13D (the “Previous Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Previous Schedule 13D.

Except as amended and supplemented in this Amendment, the information set forth in the Schedule 13D remains unchanged.

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

The Restructuring was financed partly by PAG through PAG’s purchase of the Note. On February 11, 2022, the Investment Commission, a regulatory authority in Taiwan, issued the approval to verify the completion of the Restructuring.

On or around February 17, 2022, as part of a series of transactions related to the financing of the Restructuring, additional collateral was provided to PAG to support the repayment obligations under the Note. These additional collateral include 33,566,797 ordinary shares and 3,000,000 series A-2 shares of TLC Biosciences that are held by Teal Sea and 1,375,752 ordinary shares of Teal Sea that are held by George Yeh.

Item 5: Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

The Restructuring involved (a) a share exchange between the Individual Owners and Teal Sea, in which the Individual Owners sold their Common Shares and Series A Shares to Teal Sea and used the proceeds to subscribe for shares of Teal Sea (the “Teal Sea Share Exchange”) and (b) two phases of share exchange between the other holders of Common Shares and Series A Shares to Sea Crest and used the proceeds to subscribe for shares of Sea Crest (the “Sea Crest Share Exchange”). In the Previous Schedule 13D, the filers reported the shareholding changes resulting from the Teal Sea Share Exchange and the first phase of the Sea Crest Share Exchange on December 30, 2021.

In connection with the Sea Crest Share Exchange and other transfer of shares to shareholders unaffiliated with the Individual Owners, the voting powers held by Sea Crest and Teal Sea in TLC Biosciences have changed. Such changes have not affected the control of Sea Crest and Teal Sea over TLC Biosciences, nor the arrangement agreed between the two Corporate Owners embodied in the SHA, a copy of which was filed as an exhibit in the Previous Schedule 13D.

SCHEDULE 13D

CUSIP No. 874038102	Page 16 of 18

On January 27, 2022, the second phase of the Sea Crest Share Exchange was completed. As a result, TLC Biosciences became the sole shareholder of the Issuer. TLC Biosciences is held by 70 shareholders: Teal Sea and Sea Crest and other public shareholders. All the Individual Owners maintained their indirect ownership interest in the Issuer through their ownership interest in Teal Sea.

The Individual Owners did not participate in the second phase of the Sea Crest Share Exchange. Changes in their ownership interest in the Issuer were caused by the issuance of shares by Sea Crest to other shareholders of TLC Biosciences in the second phase of the Sea Crest Share Exchange.

TLC Biosciences is now the direct owner of 73,505,885 Common Shares, of which 33,566,797 Common Shares were acquired in the first round of the Share Exchange from the Individual Owners and the remaining 39,939,088 Common Shares were acquired in the two rounds of Share Exchange from certain other holders of Common Shares. These Common Shares (the “Subject Shares”) represent 100% of the Common Shares issued and outstanding and 100% of the total voting power in the Issuer.

As Teal Sea is a controlling person of TLC Biosciences, Teal Sea may be deemed to have beneficial interests in the Subject Shares.

As Sea Crest may be deemed to be a controlling person of TLC Biosciences and a person who has agreed to act together with Teal Sea, PAG and TLC Biosciences for the purpose of acquiring, holding, voting or disposing of the Subject Shares, Sea Crest may be deemed to have beneficial interests in the Subject Shares.

As all the Individual Owners, as a group, own all of the issued and outstanding share capital of Teal Sea and share a common understanding that Teal Sea shall be jointly controlled by them, they may be deemed to be acting as a “group” for purposes of Section 13(d) of the Exchange Act and share the beneficial ownership of the Subject Shares. Each Individual Owner expressly disclaims any beneficial ownership over the Common Shares, except as to his or her pecuniary interest thereunder.

TLC Biosciences has the sole power to direct the vote and the sole power to direct the disposition of all of the Subject Shares.

Teal Sea may be deemed to have the shared power with other stakeholders to direct the vote and the shared power to direct the disposition of all of the Subject Shares.

Sea Crest may be deemed to have the shared power with other stakeholders to direct the vote and the shared power to direct the disposition of all of the Subject Shares.

Each Individual Owner may be deemed to have the shared power with the other Individual Owners to direct the vote and the shared power to direct the disposition of all of the Subject Shares through Teal Sea.

Item 6: Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by the Explanatory Note and Item 5 of this Amendment.

Item 7: Material to be Filed as Exhibits

Item 7 of the Previous Schedule 13D is hereby supplemented as follows:

The following exhibit is being filed under this Statement:

Exhibit 99.1 Joint Filing Agreement, dated February 17, 2022, by and among the Reporting Persons.

SCHEDULE 13D

CUSIP No. 874038102	Page 17 of 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2022

TLC Biosciences Corp.

By:	/s/ George Yeh
Name: George Yeh
Title: Director

Teal Sea Holding Corp.

By:	/s/ George Yeh
Name: George Yeh
Title: Director

Sea Crest Holding Corp.

By:	/s/ George Yeh
Name: George Yeh
Title: Director

Chang-Hai Lin

/s/ Chang-Hai Lin

Yu-Hua Lin

/s/ Yu-Hua Lin

Chin-Pen Lin

/s/ Chin-Pen Lin

Tai-Ping Wu

/s/ Tai-Ping Wu

Cheng-Hsien Lin

/s/ Cheng-Hsien Lin

SCHEDULE 13D

CUSIP No. 874038102	Page 18 of 18

Chin-Nu Lin

/s/ Chin-Nu Lin

Tien-Huo Chen

/s/ Tien-Huo Chen

Yan-Huei Lin

/s/ Yan-Huei Lin

Keelung Hong

/s/ Keelung Hong

George Yeh

/s/ George Yeh